Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

The ratio of earnings to fixed charges represents income before income and mining tax expense, noncontrolling interests, equity income (loss) of affiliates, discontinued operations and cumulative effect of changes in accounting principles, divided by interest expense. Interest expense includes amortization of capitalized interest and the portion of rent expense representative of interest. The financial information of all prior periods has been reclassified to reflect discontinued operations.

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income (Loss) before income and mining tax and other items(1)	$(3,585)	$3,114	$1,810	$3,997	$2,954
Adjustments:
Fixed charges added to earnings	320	272	267	295	135
Dividends from equity affiliates	—	19	31	7	2
Amortization of capitalized interest	74	26	24	26	17

	$(3,191)	$3,431	$2,132	$4,325	$3,108

Fixed Charges:
Net interest expense(2)	$303	$249	$244	$279	$120
Portion of rental expense representative of interest	17	23	23	16	15

Fixed charges added to earnings	320	272	267	295	135
Capitalized interest	88	107	52	21	111

	$408	$379	$319	$316	$246

Ratio of earnings to fixed charges	— (3)	9.1	6.7	13.7	12.6

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(3)	Earnings for 2013 were inadequate to cover fixed charges by $3,599.